MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

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2011 Income and Capital Gain Distributions

Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.

Record Date:	December 14, 2011
Ex-Dividend Date:	December 15, 2011
Payable Date:	December 15, 2011
Reinvest Date:	December 15, 2011

	Meridian Growth Fund		Meridian Value Fund		Meridian Equity Income Fund	
Ticker		**MERDX**		**MVALX**		**MEIFX**
Cusip		**589619-10 5**		**589619-20 4**		**589619-30 3**
Income Distribution	$	0.07202	$	0.12562	$	0.21003
Short-Term Capital Gain	$	0.01767	$	-	$	-
Long-Term Capital Gain	$	3.25350	$	-	$	-
Total	**$**	**3.34319**	**$**	**0.12562**	**$**	**0.21003**

Dated 12-16-11

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REPRINTED FROM DECEMBER 19, 2011

THE WALL STREET TRANSCRIPT
Connecting Market Leaders with Investors

Growth Investing with Attention to Value



RICHARD F. ASTER JR., President of Aster Investment Management, Inc., was born in Southern California. His formal education includes undergraduate and graduate degrees in economics from the University of California, Santa Barbara. Mr. Aster worked for the U.S. Department of the Treasury and invested privately before joining Newburger, Loeb & Company, a New York Stock Exchange firm, in 1970. He worked for Newburger, Loeb for almost two years as a West Coast Analyst before joining Robertson, Colman, Siebel & Weisel, which became Montgomery Securities and subsequently Banc of America Securities, Montgomery Division. Mr. Aster's responsibilities at Montgomery Securities included formulating the firm's economic overview and investment strategy. His primary areas of research included emerging growth stocks and special situations covering a broad number of industries. Mr. Aster successfully managed accounts on a discretionary basis during this period. He left Montgomery Securities in March 1977 to form Aster Investment Management. Mr. Aster started the Meridian Growth Fund (MERDX) in 1984, the Meridian Value Fund (MVALX) in 1994 and the Meridian Equity Income Fund (MEIFX) in 2005.

SECTOR — GENERAL INVESTING

TWST: Please start with an overview of Aster Investment Management and the Meridian funds.

Mr. Aster: Aster Investment Management manages three funds. The Meridian Growth Fund (MERDX), the Meridian Value Fund (MVALX) and the Meridian Equity Income Fund (MEIFX). The Meridian Growth Fund is focused on small and medium-sized growth stocks. The Meridian Value Fund focuses on good companies which are temporarily having problems, exemplified by down earnings. We begin by researching such companies. When we believe the problems are resolved and growth is about to resume, we will purchase the shares. Finally, our Equity Income Fund purchases companies that have higher-than-average yields with the ability to grow dividends in the future. We manage about $3 billion in total.

TWST: How would you describe your overall investment philosophy?

Mr. Aster: We are fundamental investors, meaning we do our own research on the companies in which we invest. We visit companies, meet the management team, go to research conferences, listen to conference calls and so forth.

We pay attention to valuation, even in the Growth Fund. The Growth Fund does not use a traditional value orientation, but we seldom own a company selling at 30 or 40 times earnings. This is a distinguishing feature. Most growth managers will say, "We like the company," and then buy the stock, regardless of valuation. We may like the same company, but spend time on valuation before making the purchase. What can we pay, given the risk, and expect to get a favorable return?

TWST: Because we are going to focus on the Growth Fund, please give us a snapshot of the Fund.

Mr. Aster: The Growth Fund invests in, as I mentioned, small and medium-sized companies. We are initially researching companies with market caps between $500 million and $5 billion. Other important characteristics we look for include market leadership, a good return on capital, prospects for above-average growth and a strong management team. Then, as mentioned before, we work on valuation. We own between 50 and 60 stocks in the portfolio. Our turnover is less than a third, which is quite low by industry standards. This means that most of our gains are long term. Good investment returns taxed at 15% is about as good as it gets.

MONEY MANAGER INTERVIEW

MONEY MANAGER INTERVIEW — GROWTH INVESTING WITH ATTENTION TO VALUE

TWST: Is there anything you would add in terms of the criteria you use to choose stocks for the Fund?

Mr. Aster: That is pretty much the criteria. Our focus traditionally has been more on technology, health care, consumer and financial companies, primarily because that's where we find most of the growth stocks. However, we do own companies that are in other areas when they fit our criteria.

TWST: Given the current environment, are there particular industries or sectors that you find favorable right now?

Mr. Aster: We don't find many areas that are particularly favorable at this moment. Investments are based on our traditional bottom-up approach. For the last couple of years, we have owned less health care than we normally do. We believe that under Obamacare there will be pressure on reimbursement levels and this will be bad for company earnings and returns, especially for service providers. So we've underweighted this sector.

Our heaviest area of concentration is technology, specifically software companies, because they meet our criteria. There are a number of small and medium-sized software companies that are market leaders, have good returns on capital, strong balance sheets and are growing domestically. In addition they have significant international exposure — at least 40% of their business. Growth rates are particularly strong in emerging markets. Valuations are reasonable, and that's important.

TWST: What are some of your favorite names or top investment picks right now? Perhaps you would give an example from a few different sectors.

Mr. Aster: A recent addition to our portfolio is **Advance Auto Parts** (AAP). **Advance Auto Parts** is a retailer of automotive aftermarket parts, accessories, batteries, maintenance products and so forth. The stores are located in North America. Two-thirds of their business goes to the do-it-yourself, DIY, market, and one-third goes to the do-it-for-me, DIFM, market. This is a large market growing at approximately 3% to 4%, and it is highly fragmented with the top 10 participants combining for about 40% of the market. **Advance Auto Parts** has about 5% market share in DIFM and 14% in DIY, and is one of the top three players. We estimate earnings growth will be in the area of 12% and come from unit expansion, comparable sales increases and margin expansion. The company has a strong return on capital and generates excess cash flow, which will benefit shareholders also. Importantly, this is a business that holds up better than average in difficult economic times, fitting with today's environment. The valuation is reasonable. There is nothing fancy here, but we believe that at the end of the day, you're going to get good performance.

Highlights

Richard F. Aster Jr. discusses the three funds — Meridian Growth Fund (MERDX), Meridian Value Fund (MVALX) and Meridian Equity Income Fund (MEIFX) — at Aster Investment Management. He talks about the firm's investment strategy, which is based on a traditional bottom-up approach. Mr. Aster focuses on his firm's Growth Fund, which invests in small and medium-sized companies with market caps from $500 million to $5 billion. He says his firm has underweighted the health care sector, and the heaviest area of concentration is technology, specifically software companies. Mr. Aster also gives his top investment picks.

Companies include: Advance Auto Parts (AAP); Arcos Dorados Holdings (ARCO); McDonald's Corp. (MCD); Autodesk (ADSK); Lumber Liquidators Holdings (LL) and NetScout Systems (NTCT).

Another holding is **Arcos Dorados** (ARCO). Maybe you don't speak Spanish, but **Arcos Dorados** means golden arches in Spanish. The company is the largest **McDonald's** (MCD) franchisee. Its territory is most of South and Central America. The market addresses over 600 million people, and it is growing nicely. The middle class is expanding, and the market, I believe, was around $35 billion in 2010, and has been growing at around 15% per year. **McDonald's** has 12% of the market and the nearest competitor, **Burger King**, has about 4%. It has good returns and financial characteristics. So we have a market leader, an expanding and underserved territory, and one of the world's best brands. It appears to us that **Arcos Dorados**, whose business is not cyclical, can grow at an above-average rate for an extended period of time. The company has a market value of $2.8 billion, which we believe is reasonable for such a valuable franchise.

TWST: How about a software company example? You said that was an area of concentration.

Mr. Aster: Autodesk (ADSK) is a software holding and a market leader, providing computer-aided design software, CAD, for industrial, architectural, engineering among other business applications. The product is used to create digital prototypes early in the design process. The software then flows through to manufacturing, purchasing, sales and cost accounting.

AutoCAD, the company's primary product, is the prevalent standard format taught in universities and used by small businesses — 34% of their business is in America, 43% EMEA and 23% Asia Pacific. The company has good returns on capital, no debt, a high level of cash. And while the business does have a cyclical element, the valuation is attractive.

TWST: Have you exited any investments recently?

Mr. Aster: Yes, there have been a couple of companies where we had small positions, **Lumber Liquidators** (LL) and **NetScout Systems** (NTCT). We took initial positions. Management didn't appear to be executing and performing as we anticipated. We experienced small losses, sold our positions and moved on.

MONEY MANAGER INTERVIEW — GROWTH INVESTING WITH ATTENTION TO VALUE

TWST: What typically triggers a decision to sell for the Fund?

Mr. Aster: There are cases when we may own a stock that has done particularly well, the valuation has moved up and the risk has increased. Providing we continue to like the company, we may cut back our position and lower the risk because of the valuation. We don't sell the entire position, however. We will sell our entire position no matter what the valuation if we believe the company's long-term outlook has deteriorated and we no longer care for the business.

TWST: What do you do in terms of risk management?

Mr. Aster: We have done well in good markets, but our relative performance has been better in down markets. It's a combination of factors. We attempt to buy good companies that are market leaders, have good returns and so forth. We pay attention to valuation. And as mentioned earlier, we will lower our risk by cutting back the position when valuations become excessive.

TWST: What do you use to benchmark the Fund's performance?

Mr. Aster: We don't, to be honest, pay attention to it. Most people will benchmark us using the Russell 2000, the S&P MidCap index or the Lipper Mid-Cap Core. We follow our strategy. People will analyze our portfolio and determine where we fall. Different analyses lead to different classifications.

TWST: And how has the Fund performed?

Mr. Aster: It has performed well. We have a five-star Morningstar rating. Last year, we were rated the best midcap fund by S&P. William Tao, who works with me on the Fund, and I were selected Morningstar's Runner-Up Managers of the Year last year for all stock mutual funds, not just midcap funds. Most important, our long-term record is solid.

TWST: In the context of the broader market, is this a good time to focus on growth stocks? Is this a market where there are ample opportunities for an investor?

Mr. Aster: We don't focus on timing, but it's probably as good as any. There is plenty to worry about, but that's usually the case. Today it is not hard to find good small/medium-sized growth companies that are reasonably valued and doing well. Most companies have become more efficient during the last several years. They've reduced their cost structures by closing inefficient plants, increasing labor productivity and consolidating where possible. They are better positioned to withstand difficult times, especially compared to 2008. If we ever get solid growth, they will have a significant amount of earnings leverage.

TWST: What is your outlook for the market for 2012?

Mr. Aster: Nobody can consistently predict the market, including me. My view, for what it's worth, is that as long as the economy and earnings continue to grow and interest rates remain favorable, we will be alright.

There is another point on our strategy that I didn't mention. William and I, in addition to the companies we own, monitor an additional 50 to 100 companies that we believe are possible investment candidates. We like the businesses, but we don't own the stocks for one reason or another. It may be valuation, the economy or the industry or a company-specific problem. We continue to research and monitor this group of companies, and if we are patient, in a number of cases, we will eventually purchase the stocks. This has been a primary source of new investment ideas for us over the years.

TWST: Sounds like you always have to keep your eyes open for the next opportunity.

Mr. Aster: That's part of the job. You're always monitoring the companies you own and searching for better investment ideas to add to the portfolio.

TWST: What distinguishes your firm and its funds from your peers and competitors?

Mr. Aster: There are a few things. We have no marketing or distribution. We have a culture of performance. This doesn't mean we expect to be the best every quarter or even every year. That is impossible. We work hard, execute our strategy and expect to do well over a long period of time, which has been the case. The Analysts and Portfolio Managers here are required to put part of their annual pay into the Fund they are working on.

I started the Meridian Growth Fund in 1984 and have been responsible for the portfolio since inception, so the record means something. Many funds, particularly with big firms, have had a number of managers on a fund over the years. It's hard to know what you're getting.

Finally, I am the largest individual shareholder of all the funds. Those are the main distinguishing features.

TWST: Thank you. (MN)

RICHARD F. ASTER JR.
President
Aster Investment Management Co., Inc.
60 E. Sir Francis Drake Blvd.
Suite 306
Larkspur, CA 94939
(415) 461-8770
www.meridianfund.com

© 2011 The Wall Street Transcript, 48 West 37th Street, NYC 10018
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